Contact

www.linkedin.com/in/layne-fortenberry-a17586a6 (LinkedIn)

grainster.com (Company)

Top Skills

Commodities

Basis Trading

grain merchandising

Honors-Awards

2017 Talent Unleashed, Best Idea-One to Watch, Global Winner, USA

Layne Fortenberry

CEO, Innovate Rice | Award Winning Entrepreneur

Little Rock, Arkansas, United States

Summary

Mr. Fortenberry is a visionary entrepreneur accomplished in marketing and processing agricultural commodities in the global marketplace. He is exceptionally well-versed in all aspects of agricultural commodity transactions with a family background in rice production, sales, and value-added revenue generation. Innovative, strategic, and results-driven, with an extraordinary talent for creating team cohesion and focus, he creates partnership alliances across a broad range of channels, creating value through innovative business models. In 2014, Mr. Fortenberry founded Grainster, LLC, a technology platform that revolutionizes the agricultural marketplace by directly connecting farmers and end users directly in the marketplace for the first time. He manages the C-Suite team and agribusiness professionals worldwide while consistently focusing on exceptional product development in a startup environment. He leverages agricultural expertise to create transparency in commodity markets, and transparency and traceability for consumers and administrative agencies who develop product recall systems. He has presented and recruited extensively to execute Grainster's development plan and build a global client base. In 1999, Mr. Fortenberry joined Rice Capital Incorporated, a family-owned business, as a commodities trader and rice production facilities manager and marketer. A Certified Grain Merchandiser and Basis Trader, he executed physical commodity contracts for rice, wheat, soybeans and corn while implementing administrative department policies, budgets, and procedures. His expertise in truck, rail, and container transportation increased profit margins and streamlined operating procedures. Mr. Fortenberry serves on the Board of Advancing X, a space-based human behavioral research organization, and Swarm Cloud Nano, a company inventing drones and robotics to mitigate invasive species, chemical pesticides, and the effects of climate change.

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Experience

Innovate Rice
Chief Executive Officer
May 2024 - Present (1 year 3 months)
Conway, Arkansas, United States

An Innovation Consultancy for the Rice Industry

AdvancingX
Board Of Directors
November 2016 - Present (8 years 9 months)
Sacramento, California Area

Rice Capital, Inc. (Petfood)
Board of Directors
September 2003 - Present (21 years 11 months)
Stuttgart, AR

Grainster
Chairman and CoFounder
September 2014 - April 2024 (9 years 8 months)

Rice Capital, Inc.
Vice President of Innovation
November 1999 - August 2014 (14 years 10 months)

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Education

Delta State University

Phillips Community College of the University of Arkansas
Associate's degree